United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Assembleia pendente de aprovação DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - VALE S.A. to be held on 03/12/2021 Shareholder's Name Shareholder's CNPJ or CPF E-mail Instructions on how to cast your vote As established in articles 21-A and following of CVM Instruction No. 481 of 12/17/2009, as amended (“ICVM 481”), the shareholders of Vale S.A. (“Vale” or “Company”) shall send, from this date, their voting instructions to the 14 (fourteen) matters included in the Agenda of the Extraordinary General Meeting (“Meeting”), by filling out and submitting the absentee ballot (“Ballot” or “BVD”). The content of the Ballot must reflect Annex 21-F of ICVM 481, bringing together the resolution proposal included in the Meeting’s Agenda.The Ballot must be accessed, for prior printing and filling, on Vale’s website (www.vale.com/investors), section Corporate Governance, subsection Minutes of Meetings and Assemblies, on the banner “Extraordinary General Meeting”, as well as on CVM’s website.The Ballot will only be considered valid and the votes in it will only be cast and counted in the quorum of Vale’s Meeting if the following instructions are observed:(i) the shareholder must indicate his name (or corporate name) on the top of the Ballot, as well as his Brazilian taxpayer (CPF or CNPJ) number, as applicable, in addition to an e-mail address for eventual contact; (ii) the fields must be duly completed; (iii) all pages must be initialed; and (iv) the last page must be signed by the shareholder or his / her legal representative (s), as per the case and in accordance with current legislation.The Company does not require the signature of the Ballots issued in the Brazilian territory or the notarization of those issued outside the country.It is important to note that the last day for the RECEIPT of Ballots will be March 5, 2021, whether it be (i) by the depository agent (Bradesco S.A.); (ii) by the shareholders custodian, or (iii) by the Company. This date refers to the receipt of the Ballot. If received after the day indicated for the respective forms of delivery, votes will not be cast and counted.After the deadline for remote voting, that is, as of March 6, 2021, the shareholder will not be able to change the voting instructions already sent, except during the Meeting, either in person or through a regularly appointed attorney, upon specific request of disregard of the voting instructions sent via the Ballot, before the respective matter(s) are put to the vote, and if the shareholder is duly registered for virtual participation in the Meeting.Shareholders who choose to exercise their voting rights via Ballot must observe the other rules and formalities described in the Proxy Statement for the Extraordinary General Meeting (“Proxy Statement”), in item 12.2 of the Companys Reference Form (Rules, policies and practices related to the Meeting, available on the CVM website) and in CVM Instruction 481/2009. Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider For this Ballot to be considered delivered and, consequently, to be counted, the Ballot itself, the certificate of shares ownership issued by Vale (issued by the depositary or custodian on the date the Ballot was sent) and the other necessary documents, as mentioned below, must be received by the depositary agent, the custodian agent or the Company within 7 (seven) days before the date of the Meeting, that is, by March 5, 2021 (inclusive). Any Ballots received after this date will be disregarded.The shareholder who chooses to exercise his voting right via the Ballot must do so through one of the following options:(i) by sending filling instructions to the Companys depositary agent (Banco Bradesco S.A.), only in case of shares which are not deposited with a central depository, observing the procedures and documents required by the depositary agent; (ii) by sending filling instructions to their respective custodian agents, in case of shareholders who hold shares deposited in a central depository, observing the procedures and the documents required by the respective custodian agent; or (iii) by forwarding the Ballot directly to the Company. In this case, the shareholder must send the Ballot to the e-mail address indicated below, accompanied by the following documents: - If individuals: valid identity document with photo of the shareholder, as detailed in the Proxy Statement. - If legal entities: (1) supporting documents of representation, including the constitutive acts and the minutes of the election of the directors, and, in the case of an investment fund, a copy (a) of the current fund statute or regulations; (b) the statute or articles of association of its administrator or manager, as per the case, and (c) the minutes of the election of the respective administrators

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - VALE S.A. to be held on 03/12/2021or manager, as per the case, and (c) the minutes of the election of the respective administrators (translation and notarization rules detailed in the Proxy Statement); and (2) valid identity document with photo of the legal representative, as detailed in the Proxy Statement.In case of remittance directly to the Company, the shareholder will be able to forward the Ballot and documents to the Company, with digital copies, to the electronic address vale.ri@vale.com, until March 5, 2021. Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company The Ballots, together with the necessary documents, must be sent to the e-mail address: vale.ri@vale.com. Once sent to the aforementioned e-mail, duly accompanied by the necessary documents described in the Proxy Statement, it is not necessary to forward any hard copy. Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number Banco Bradesco S.A. (Bradesco) Telephone number for contact: 0800 701 1616 e-mail: dac.acecustodia@bradesco.com.brAs informed in the Proxy Statement, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Proxy Statement. Resolutions concerning the Extraordinary General Meeting (EGM) Simple Resolution 1. Amendments of wording: 1.1 Amendment to the wording in Article 1, head paragraph, to include the definition of Vale as “Company” and consequent amendment in subsequent provisions (Article 2, head paragraph; Article 3; Article 4; Article 5, paragraph 6; Article 6, head paragraph and paragraph 3; Article 7, IV to VI; Article 8, paragraph 2; Article 9, head paragraph; Article 10, head paragraph; Article 11, paragraphs 2 and 12; Article 12, Sole Paragraph; Article 14, I, V to IX, XI, XIII, XVII to XX, XXII to XXIV. XXIX, XXX, XXXIII and XXXIV and paragraph 1; Article 16; Article 19, paragraph 1; Article 20, II, III, V; Article 21, I, III and V to IX; Article 23, head paragraph; Article 28, paragraphs 1 and 2; Article 29, II to VI, VIII, IX, XI, XIII to XVII, XXI, paragraphs 1 and 2; Article 30, II and VII; Article 31, II and III; Article 32, head paragraph, paragraphs 2 and 3; title of Chapter VI; Article 37; Article 39, Sole Paragraph; Article 40, II; Article 43; Article 44; Article 45; Article 46, head paragraph, paragraphs 1 to 3, 5, 8 to 10; Art. 47; Art. 48; Art. 49, and Art. 53). 1.2 Adjustment in the wording of Art. 5, paragraph 5, taking into account the existence of only one preferred shareholder, according to the Management Proposal. 1.3 Adjustment to standardize the wording for “director” (Art. 9, paragraph 1; Art. 11, paragraph 3; paragraph 7 and paragraph 9). 1.4 Adjustment to standardize the wording for Shareholders’ Meeting (Art. 10, paragraph 4; Art. 11, head paragraph, paragraph 8, paragraph 9; Art. 14, II, XV, XVI, XXXI; Art. 29, XII; Art. 30, II; and Art. 52, paragraph 2). 1.5 Removal of old paragraph 10 of Art.11, given the non-existence of a controlling shareholder. 1.6 Updating the mention to the Company’s code of ethics, to its current name of code of conduct (Art. 14, item XXIII and Art. 29, item XIII). 1.7 Adjustments in the wording to remove defined terms (Art. 44, Art. 48 and Art. 49). 1.8 Removal of paragraph 7 of Art. 46, taking into account the end of the term mentioned, and consequent renumbering of the following paragraphs.[ ] Approve [ ] Reject [ ] AbstainSimple Resolution 2. Change in the positions of alternate member and new rule for replacing directors: 2.1 Elimination of the position of alternate member of the Board of Directors, except for the member and his or her alternate elected, in a separate vote, by the employees, according to the Management Proposal (Article 9, paragraph 1, Article 11, paragraph 2, and new, paragraphs 8, 9, and 12 of Article 11). 2.2 New rule for replacement of Directors in the event of impediment/temporary absence or vacancy, according to the Management Proposal (new paragraph 9 of Article 11).[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - VALE S.A. to be held on 03/12/2021

Simple Resolution

3. Bringing flexibility in terms of the number of members of the Board of Directors, which may be comprised of at least 11 and at most 13 members, according to the Management Proposal (head paragraph of Article 11).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

4. Amendments of items referring to the independence structure:
4.1 Increasing the minimum number of independent members of the Board of Directors, according to the Management Proposal (Article 11, paragraph 3).
4.2 According to the Management Proposal, including a new provision to define the concept of independent directors, in line with the best international practices in the market (new paragraph 4 of Article 11).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

5. Provisions for the Chairman and Vice-Charmain:
5.1 Provision that the Chairman and Vice-Chairman of the Board of Directors be individually elected by the Shareholders' Meeting (New paragraph 5 of Article 11).
5.2 Consolidation of former paragraphs 5 and 6 of Article 11 into the new paragraph 8 of Article 11 to address cases of vacancy of the positions of Chairman and Vice-Chairman of the Board, as per the Management Proposal.
5.3 Provision that the Board of Directors shall be represented externally by its Chairman or by a director appointed by the Chairman (new paragraph 7 of Article 11), as per the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

6. Inclusion of the appointment, by the elected independent members, of a lead independent member, and provision of the respective duties, according to the Management Proposal (new paragraph 6 of Article 11).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

7. Inclusion of the procedure for submission of a voting list, individually, by candidate, for the election of members of the Board of Directors, according to the Management Proposal (new paragraph 10, items I, II, III, IV and VII, of Article 11).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

8. Provision that, for the election of members of the Board of Directors, those candidates who receive the highest number of votes in favor are considered elected, and those candidates who have more votes against than in favor are excluded, subject to the number of vacancies to be filled, according to the Management Proposal (new paragraph 10, items V and VI, of Article 11).

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

9. Renumbering and adjustment to the wording in new paragraphs 11 and 12 of Article 11, according to the Management Proposal.

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - VALE S.A. to be held on 03/12/2021

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

10. Amendment to the head paragraph of Article 12 to reduce the number of ordinary meetings and amend the minimum number of members to call a meeting of the Board of Directors, according to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

11. Amendments on the responsibilities of the Board of Directors and the Executive Board:
11.1 Inclusion in Article 14, item VI, of the safety of people as a factor to be considered when establishing the purpose, guidelines and strategic plan of the Company, according to the Management Proposal.
11.2 Inclusion to expressly state practices already adopted by Management, for approval of the Company's purposes, according to the Management Proposal (Article 14, item VII and Article 29, IV).
11.3 Inclusion in Article 14, item XXII, that the Board of Directors shall act as guardian of the Company's culture, and renumbering of the following items, according to the Management Proposal.
11.4 Inclusion in Article 29, item III, of practices already adopted by the Executive Board, in the sense of protecting the safety of people and the environment where the Company operates, according to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

12. Provisions about the Committees and the committees' coordinators:
12.1 Amendment in Article 15, head paragraph, of the number of permanent advisory committees, inclusion of the Compensation scope for the Personnel and Governance Committee and inclusion of the Nomination and Innovation Committees, according to the Management Proposal.
12.2 According to the Management Proposal, inclusion in Article 15, paragraph 3, to regulate how to choose the advisory committees' coordinators.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

13. Amendment of Article 23, paragraph 3, to increase the term of office of the members of the Executive Board, according to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

14. Restatement of the By-Laws to reflect the changes approved at the Shareholders' Meeting.

[ ] Approve [ ] Reject [ ] Abstain

City :______________________________

Date :______________________________

Signature :______________________________

Shareholder's Name :______________________________

DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - VALE S.A. to be held on 03/12/2021Shareholder's Name :____________________________________________________________Phone Number :

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 09 2021		Head of Investor Relations